

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Garett Miles
President and Head of Securitization
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
1950 Opportunity Way
Suite 1500
Reston, VA 20190

**Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC**
**Registration Statement on Form SF-3**
**Filed on January 23, 2024**
**File No. 333-276654**

Dear Garett Miles:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Please also provide us with the CIK for any affiliate, including any issuing entities, of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. We note your disclosure throughout your form of prospectus regarding the issuance of a Transaction SUBI Certificate representing a beneficial interest in the leases and related vehicles assigned to the origination trust. Please register such SUBI certificates and any other underlying certificates that have been or will be issued in connection with the

offering of the asset-backed securities. Refer to Section III.A.6 of Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule 190(c) and (d).

[Subsequent Assets], page 7

3. We note your bracketed disclosure here and elsewhere throughout the prospectus that the issuing entity may acquire additional assets during the pre-funding and/or revolving periods. Please revise your prospectus where appropriate to include bracketed disclosure about the nature of the review of receivables that may be added to the pool performed by the depositor or sponsor as required by Rule 193 and whether those receivables deviate from disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets. Refer to Items 1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.

4. We also note that the prefunding period will end on the earliest to occur of certain enumerated occurrences, one of which is a specific number of "full calendar months following the closing date." Please confirm that any such prefunding period will not extend for more than one year from the date of issuance of the securities. See Item 1101(c)(3)(ii) of Regulation AB.

Summary of Terms
[Interest Rate Cap], page 11

5. We note the bracketed disclosure on page 12 indicating that you will provide financial information required by Item 1114(b) of Regulation AB for certain "credit enhancement provider(s)." We also note, however, that interest rate swaps and caps are not identified as possible forms of credit enhancement discussed on pages 9-11 and elsewhere throughout the prospectus. Please revise your prospectus where appropriate to include all forms of credit enhancement contemplated pursuant to Item 1114 of Regulation AB. Alternatively, if the interest rate swaps and/or caps may primarily be used for purposes other than to provide credit enhancement, please revise your disclosure where appropriate to indicate that financial information with respect to such derivative counterparties will be included pursuant to Item 1115(b) of Regulation AB.

The Sponsor, page 56

6. We note that VW Credit, Inc. ("VCI"), as sponsor, has an obligation to repurchase assets for a breach of any representation. Please confirm that you will provide information regarding VCI's financial condition if there is a material risk that the ability of VCI to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

The Leases
Review of Pool Assets, page 82

7. We note your discussion on page 82 regarding the nature of the review of assets to be undertaken pursuant to Securities Act Rule 193 and the findings and conclusions of such

review. We also note, however, that the conclusion that "the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects" is not included in brackets. Please confirm that the depositor will perform the required review at the time of each offering and revise your disclosure to make clear that the findings and conclusions will be reflective of the subject review. See Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

[The Revolving Period], page 105

8.      We note your bracketed disclosure indicating that you will include disclosure about additional assets that may be acquired during the revolving period in accordance with Items 1103(a)(5)(iii) and (a)(5)(iv) of Regulation AB.  Note that Item 1103 of Regulation AB refers to summary information required to be included in the prospectus summary. Accordingly, please revise your prospectus where appropriate to clarify that you will provide all applicable disclosure about the revolving period as required by Item 1111(g) of Regulation AB, rather than the summary of such information pursuant to Item 1103.

Asset Representations Review, page 107

9.      We note your disclosure that the asset representations reviewer will review the "Subject Leases" for compliance with applicable representations. "Subject Leases" is defined to include all leases that are, as of any determination date, 61 or more days delinquent. Please revise your disclosure to state that the review will be performed on each receivable that is 60 or more days delinquent (rather than 61 or more days delinquent), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

10.     Please revise your disclosure on page 108 regarding the 5% threshold of investors required to initiate an asset review vote to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the "Regulation AB II Adopting Release") (stating that the maximum percentage of investors' interest in the pool required to initiate vote may not be greater than 5% of the total investors' interest in the pool (*i.e.*, interests that are not held by affiliates of the sponsor or servicer)).

Description of the Transaction Documents
Requests to Repurchase and Dispute Resolution, page 109

11.     We note your statement on page 110 that any mediation and arbitration will be subject to certain confidentiality restrictions "and additional terms set forth in the indenture."  We also note that, for example, Section 11.27(d)(iii) of the Indenture filed as Exhibit 4.1 requires that any mediator be "knowledgeable about and experienced with the laws of the State of New York..." but we are unable to locate disclosure of such requirement in the prospectus.  Please revise your prospectus as necessary to disclose all material terms set

forth in the indenture.

Legal Proceedings, page 162

12. We are unable to locate the heading "The Sponsor-Recent Developments-Legal and Regulatory" and associated disclosure thereunder. Please revise as necessary.

Part II - Information Not Required in Prospectus
Item 14(a) Exhibits, page II-4

13. We note the provision in Section 3.03(d) of the Form of Asset Representations Review Agreement filed as Exhibit 10.10 that, if any Subject Lease was included in a prior Asset Review, the Asset Representations Reviewer will not conduct additional tests on such lease, but will include previously reported test results in the current Asset Review report. To the extent that an asset representation review was conducted previously with respect to a receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitation, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the "Regulation AB II Adopting Release").

14. We also note that we are unable to locate disclosure in your form of prospectus regarding such limitations on additional asset representations reviews for previously reviewed Subject Leases. Please revise your form of prospectus as necessary.

15. Exhibit B to the Form of Indenture filed as Exhibit 4.1 does not indicate which party is responsible for the servicing criterion included in Item 1122(d)(1)(v) of Regulation AB. Please revise.

16. Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Komul Chaudhry at 202-551-4746 or Kayla Roberts at 202-551-3490 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance